White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Early Drilling Results at New Pass Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR) October 4, 2005

White Knight Resources Ltd. (the “Company”) has been notified that its joint venture partner, Bonaventure Enterprises Inc., has received assay results for 12 of a planned 27 drill holes at the New Pass Project located in Central Nevada, approximately 27 miles (43 km) west of Austin. Bonaventure has an option to earn up to a 60% interest in the property from the Company.

Drill holes NP-0502 and 0503 were drilled at the northern end of the previously defined historical resource. NP-0505 and 0508 were drilled along the western edge of the historical resource, 1,200 and 2,700 feet (365 and 825 meters) south of 0503. Drill Hole 0503 intersected 65 feet averaging 0.031 oz/ton gold and 0.09 oz/ton silver. NP-0505 intersected an upper zone of 30 feet at 0.025 oz/ton gold and 0.18 oz/ton silver and a new lower zone of 15 feet at 0.046 oz/ton gold and 1.35 oz/ton silver. NP-0508 intersected 50 feet averaging 0.039 oz/ton gold and 0.42 oz/ton silver. Drill Hole 0502 was drilled to test volcanic rocks that cover part of the deposit previously thought to be un-mineralized. An intercept of 65 feet at 0.015 oz/ton gold and 0.07 oz/ton silver shows the volcanics may add additional tons to the target of an open pittable resource. All of these intercepts are on the margins of the deposit and additional drilling is planned. These results were obtained from ALS Chemex Laboratory located in Reno, Nevada and Vancouver, B.C. Bonaventure has a Quality Control program in place.

After receipt of all drilling results, cross sections will be constructed and a Phase 2 drilling plan designed to further expand the deposit. In 1989, Westmont Gold Inc. estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold). The historical resource estimate was completed prior to implementation of NI 43-101 and has not been redefined to conform to CIM approved standards as defined by NI 43-101 (see White Knight news release dated November 26, 2004).

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

News Release dated Oct 4/05

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.